UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2025

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

8 Yitzhak Sadeh St.

Tel-Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Further to the Report of Foreign Private Issuer on Form 6-K furnished by Alarum Technologies Ltd. (the “Registrant”) with the Securities and Exchange Commission (the ‘SEC”) on July 9, 2025, the Registrant hereby reports that the motion to certify a claim as a class action pending in Israel has also been dismissed.

As previously reported, on February 16, 2025, the Registrant was served with a motion to certify a claim as a class action (the “Israeli Motion”) filed in the Economic Department of the District Court in Tel Aviv, Israel (the “Israeli court”) against the Registrant and certain of its officers. In addition, the Registrant received a complaint of a similar nature filed in the United States District Court for the District of New Jersey (the “U.S. Complaint”) against the Registrant and certain of its officers.

As disclosed in the Report of Foreign Private Issuer on Form 6-K furnished with the SEC on July 9, 2025, the U.S. lead plaintiffs voluntarily dismissed the U.S. Complaint. The Registrant now further reports that the Israeli Motion has also been voluntarily dismissed.

On December 10, 2025, the applicant in the Israeli Motion submitted a motion, with the consent of the respondents, to voluntarily dismiss the proceedings without costs and without compensation for the applicant in the Israeli Motion or his attorneys, and to dismiss the personal claim of the applicant with prejudice. In the motion, the applicant stated that following a thorough examination conducted by the applicant and his attorneys, including discussions with the plaintiffs and their attorneys in the parallel U.S. Complaint, and after consultation with his legal counsel, the applicant concluded that under the circumstances of the case there was no need to proceed with the request for approval of the class action.

The Israeli Motion further stated that the applicant’s attorneys had communicated with the respondents’ attorneys and that the parties agreed to the filing of the motion without any compensation and without any order for costs, in order to render the continuation of the proceedings unnecessary and to conserve the parties’ resources and judicial time.

On December 11, 2025, the Israeli Court approved the motion to withdraw and dismissed the Israeli Motion without costs and without compensation for the applicant in the Israeli Motion or his attorneys, and dismissed the personal claim of the applicant with prejudice.

In its decision, the Israeli Court noted, inter alia, that with respect to the prospects of the proceedings, the applicants’ voluntary dismissal of the parallel U.S. Complaint — based on an assessment of their prospects and approved by the U.S. court, constitutes a reasonable indication of the lack of prospects of the Israeli proceedings being accepted on their merits. The Israeli court further observed that this assessment is particularly relevant given that the causes of action in both proceedings are governed by U.S. law and are based on the same alleged misrepresentations in the Registrant’s disclosures.

It is hereby clarified that both the Israeli Motion and the parallel U.S. Complaint were dismissed at the initiative of the applicants, without any settlement agreement, and without the Registrant having filed a statement of defense in either jurisdiction.

As previously disclosed, from the outset the Registrant believed that there was no legal or factual basis for the filing of the proceedings. The Registrant continues to maintain this position and notes that the proceedings were dismissed at a preliminary stage, prior to any substantive response by the Registrant.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585 and 333-285941) and Form F-3 (File Nos. 333-233724, 333-236030, 333-267580, 333-274604 and 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: December 15, 2025	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel